Premier Holding Corp.

4705 West Addisyn Court

Visalia, California  93291

(559) 732-8177

July 12, 2010

Mr. David Burton, Staff Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

Mail Stop 3030

Washington, D.C. 20549

Re:

Premier Holding Corp.

Item 4.01 on Form 8K

File No. 0-53824

Dear Mr. Burton

The company has received your comment letter of June 22, 2010.  This Letter represents our response to the two comments in that letter as reflected in the amended Form 8K filed on June 30, 2010.  Further, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the filing, that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

PREMIER HOLDING CORPORATION

By:  /s/  Dr. Jack Gregory

 Dr. Jack Gregory, President